EXHIBIT 1

Text of e-mail, dated July 9, 2004, from Scott Galloway to Michael Moritz, Chairman of the Board of Directors of RedEnvelope, Inc.

Mike

I’m disappointed in your note of Wednesday. In response to my request for a meeting to discuss problems at Red Envelope, you suggested I write a letter describing my concerns. Mike, we have served on this board together for several years: do you really think that board members need to communicate by letter? We have never before. This strikes me as an attempt to delay and obfuscate. My concerns about Red Envelope are serious, and I think the way that boards operate best is through meeting and discussion.

I will shortly be forwarding to the company a slate of proposed director nominees, whom I will seek to elect at the annual meeting. You will receive my roster of proposed nominees within the next few days. This timing is, as you know, mandated by the Company’s pre-notification requirements. That timing is another reason that I had hoped for a more pro-active response from you to my suggestion that we meet. I think you will find that the nominees represent an attractive and appropriate set of skill and experience that is directly relevant to where Red Envelope is now.

I continue to be open to meeting with you and the board to discuss the situation. Subsequent to transmitting my proposed nominees, any meeting we have can also involve a discussion of these candidates. It probably goes without saying that they would be open to being nominated by the mutual assent of myself and the Company rather than being elected through a full-blown solicitation campaign.

I continue to hope that you will decide to meet with me at your earliest convenience. Please let me know. Thanks.

Scott